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When the transaction referred to in the "Stock Split" section of note 1 of the Notes to Consolidated Financial Statements has been consummated, we will be in a position to render the following consent.

/s/ KPMG LLP

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Intermolecular, Inc.:

        We consent to the use of our report dated June 30, 2011, except as related to note 6(a) to the consolidated financial statements which is as of July 28, 2011 and the "Stock Split" section of note 1 which is as of                        , 2011, included herein and to the reference to our firm under the heading "Experts" in the prospectus. Our report refers to the change in the manner in which the Company accounted for convertible preferred stock.

Mountain View, California
November 4, 2011

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  Exhibit 23.1
Consent of Independent Registered Public Accounting Firm